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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                          PRATT & LAMBERT UNITED, INC.
                           (Name of Subject Company)

                                  SWACQ, INC.
                          THE SHERWIN-WILLIAMS COMPANY
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  739732 10 5
                     (Cusip Number of Class of Securities)
                            ------------------------

                            LOUIS E. STELLATO, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          THE SHERWIN-WILLIAMS COMPANY
                           101 PROSPECT AVENUE, N.W.
                           CLEVELAND, OHIO 44115-1075
                                 (216) 566-2000

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                            ------------------------
                           CALCULATION OF FILING FEE
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Transaction Valuation*: $399,319,410             Amount of Filing Fee**: $79,964
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*    For purposes of calculating the fee only. This amount assumes the purchase of all of the 11,409,126 outstanding shares of common stock, par value
     $.01 per share, together with the associated Common Stock Purchase Rights (the "Shares") of the subject company for $35.00 cash per Share, based on the number of Shares represented by the subject company in the Agreement and Plan of Merger, dated as of November 4, 1995, as outstanding at November 3, 1995.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders, plus $100 in respect of the Schedule 13D filing.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
     Form or Registration No.: Not Applicable       Date Filed: Not Applicable

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                      Index to Exhibits Located at Page 8

                                 Page 1 of Pages

                                   14D-1/13D

 CUSIP No. 739732 10 5                                                                Page 2
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    1.    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          SWACQ, INC.
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    2.    Check the Appropriate Box if a Member of a Group
                                                                                        (a) / /
                                                                                        (b) / /
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    3.    SEC Use Only
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    4.    Sources of Funds
          WC, AF
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    5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(e) or 2(f)                                                                      / /
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    6.    Citizenship or Place of Organization
          NEW YORK
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    7.    Aggregate Amount Beneficially Owned by Each Reporting Person
          4,563,651*
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    8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                                            / /
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    9.    Percent of Class Represented by Amount in Row 7
          40%*
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   10.    Type of Reporting Person
          CO
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

* On November 4, 1995, The Sherwin-Williams Company and SWACQ, Inc. entered into a Stock Option, Pledge and Security Agreement (the "Shareholder Option Agreement") with certain shareholders of the subject company (the "Option Shareholders") covering 4,563,651 Shares (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 40% of the outstanding Shares calculated on a fully diluted basis). Pursuant to the Shareholder Option Agreement, each of the Option Shareholders has granted to Sherwin-Williams and SWACQ, Inc. an irrevocable option to purchase such Option Shareholder's Option Shares for $35.00 per Option Share in cash, which option is exercisable by Sherwin-Williams or SWACQ, Inc. on or after January 2, 1996, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Option Agreement is described more fully in Section 11 of the Offer to Purchase attached hereto as Exhibit (a)(1).

                                   14D-1/13D

 CUSIP No. 739732 10 5                                                                Page 3
-----------------------------------------------------------------------------------------------
    1.    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          THE SHERWIN-WILLIAMS COMPANY
-----------------------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group
                                                                                        (a) / /
                                                                                        (b) / /
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    3.    SEC Use Only
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    4.    Sources of Funds
          WC, BK
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    5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(e) or 2(f)                                                                      / /
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    6.    Citizenship or Place of Organization
          OHIO
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    7.    Aggregate Amount Beneficially Owned by Each Reporting Person
          4,563,651*
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    8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                                            / /
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    9.    Percent of Class Represented by Amount in Row 7
          40%*
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   10.    Type of Reporting Person
          CO
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

* On November 4, 1995, The Sherwin-Williams Company and SWACQ, Inc. entered into a Stock Option, Pledge and Security Agreement (the "Shareholder Option Agreement") with certain shareholders of the subject company (the "Option Shareholders") covering 4,563,651 Shares (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 40% of the outstanding Shares calculated on a fully diluted basis). Pursuant to the Shareholder Option Agreement, each of the Option Shareholders has granted to Sherwin-Williams and SWACQ, Inc. an irrevocable option to purchase such Option Shareholder's Option Shares for $35.00 per Option Share in cash, which option is exercisable by Sherwin-Williams or SWACQ, Inc. on or after January 2, 1996, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Option Agreement is described more fully in Section 11 of the Offer to Purchase attached hereto as Exhibit (a)(1).

                               SCHEDULE 14D-1/13D

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the beneficial ownership of Shares resulting from the Shareholder Option Agreement, a copy of which is attached as Exhibit
(c)(2) hereto. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Pratt & Lambert United, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 75 Tonawanda Street, Buffalo, New York 14207.

     (b) This Statement relates to the offer by SWACQ, Inc. (the "Purchaser"), a New York corporation and a wholly-owned subsidiary of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company and the associated Common Stock Purchase Rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of January 31, 1989, as amended (the "Rights Agreement"), between the Company and Mellon Securities Trust Company, as Rights Agent, at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1995 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Introduction" and in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser and Sherwin-Williams. The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning the Purchaser and Sherwin-Williams") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser, Sherwin-Williams nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the Offer to Purchase in Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(c) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") is incorporated herein by reference.

     (e)-(g) The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") and in Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning the Purchaser and Sherwin-Williams"), in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") is incorporated herein by reference.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "Introduction," in
Section 8 ("Certain Information Concerning the Purchaser and Sherwin-Williams"), in Section 9 ("Source and Amount of Funds"), in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase in Section 8 ("Certain Information Concerning the Purchaser and Sherwin-Williams") is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Plans for the Company") is incorporated herein by reference.

     (b)-(e) The information set forth in the Offer to Purchase under "Introduction," in Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") and in Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Offer to Purchase, dated November 9, 1995.
    (a)(2)    Letter of Transmittal.
    (a)(3)    Notice of Guaranteed Delivery.
    (a)(4)    Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
    (a)(5)    Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
    (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.
    (a)(7)    Form of summary advertisement, dated November 9, 1995.
    (a)(8)    Text of press release issued by Sherwin-Williams on November 6, 1995.
    (b)(1)    364-Day Revolving Credit Agreement, dated August 31, 1995, by and among
              Sherwin-Williams and several banking institutions.
    (b)(2)    Five-Year Revolving Credit Agreement, dated August 31, 1995, by and among
              Sherwin-Williams and several banking institutions.
    (c)(1)    Agreement and Plan of Merger, dated as of November 4, 1995, by and among the
              Company, the Purchaser and Sherwin-Williams.
    (c)(2)    Stock Option, Pledge and Security Agreement, dated as of November 4, 1995, by and among Sherwin-Williams, the Purchaser and certain shareholders of the
              Company.
    (d)       Not applicable.
    (e)       Not applicable.
    (f)       Not applicable.
    (g)(1)    Agreement of Joint Filing, dated November 9, 1995, between Sherwin-Williams and the Purchaser.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SWACQ, INC.

                                          By: /s/ C.G. IVY
                                            C.G. Ivy
                                            Vice President

                                          THE SHERWIN-WILLIAMS COMPANY

                                          By: /s/ C.G. IVY
                                            C.G. Ivy
                                            Vice President -- Corporate Planning
                                              and Development

                                 EXHIBIT INDEX

    EXHIBIT NO.                                     DESCRIPTION
    -----------    -----------------------------------------------------------------------------
       (a)(1)      Offer to Purchase, dated November 9, 1995.
       (a)(2)      Letter of Transmittal.
       (a)(3)      Notice of Guaranteed Delivery.
       (a)(4)      Letter from the Information Agent to Brokers, Dealers, Commercial Banks,
                   Trust Companies and Nominees.
       (a)(5)      Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
                   Companies and Nominees.
       (a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                   Form W-9.
       (a)(7)      Form of summary advertisement, dated November 9, 1995.
       (a)(8)      Text of press release issued by Sherwin-Williams on November 6, 1995.
       (b)(1)      364-Day Revolving Credit Agreement, dated August 31, 1995, by and among
                   Sherwin-Williams and several banking institutions.
       (b)(2)      Five-Year Revolving Credit Agreement, dated August 31, 1995, by and among
                   Sherwin-Williams and several banking institutions.
       (c)(1)      Agreement and Plan of Merger, dated as of November 4, 1995, by and among the
                   Company, the Purchaser and Sherwin-Williams.
       (c)(2)      Stock Option, Pledge and Security Agreement, dated as of November 4, 1995, by and among Sherwin-Williams, the Purchaser and certain shareholders of the
                   Company.
       (g)(1)      Agreement of Joint Filing, dated November 9, 1995, between Sherwin-Williams and the Purchaser.